UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)*

                       AMERICAN LOCKER GROUP INCORPORATED
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                                (Name of Issuer)

                          COMMON STOCK $1.00 PAR VALUE
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                         (Title of Class of Securities)

                                    027284108
                        --------------------------------
                                 (CUSIP Number)

  CHARLES E. HARRIS, 1500 OLIVER BUILDING, PITTSBURGH, PA 15222, 412-355-6730
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           (Name, Address and Telephone Number of Person Authorized to

                       Receive Notices and Communications)


                           APRIL 12, 2000 (SEE BELOW)
                       -----------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 027284108

1)       NAME OF REPORTING PERSON                             Katherine M.
                                                              Ruttenberg

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON    ------------------

2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    Not Applicable
         (a)      [   ]
         (b)      [   ]

3)       SEC USE ONLY

4)       SOURCE OF FUNDS                                      Not Applicable

5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)  [   ]    Not Applicable

6)       CITIZENSHIP OR PLACE OF ORGANIZATION                 United States

         NUMBER OF SHARES BENEFICIALLY OWNED BY
         EACH REPORTING PERSON WITH:

         7)       SOLE VOTING POWER                           188,000 See Item 2

         8)       SHARED VOTING POWER                         0

         9)       SOLE DISPOSITIVE POWER                      188,000 See Item 2

         10)      SHARED DISPOSITIVE POWER                    0

11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         EACH REPORTING PERSON                                188,000 See Item 2

12)      CHECK BOX IF THE AGGREGATE AMOUNT
         IN ROW (11) EXCLUDES CERTAIN SHARES*  [   ]          See Item 5

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   8.3% See Item 2

14)      TYPE OF REPORTING PERSON                             Individual

                        STATEMENT OF INFORMATION REQUIRED

                         PURSUANT TO SECTION 13(d)(1) OF

                       THE SECURITIES EXCHANGE ACT OF 1934

ITEM 1.       Security and Issuer

              The title of the class of equity security to which this filing relates is common stock, $1.00 par value ("ALGI Common Stock") issued by American Locker Group Incorporated, a Delaware corporation ("ALGI"). The principal executive offices of ALGI are located at 608 Allen Street, Jamestown, New York 14702.

ITEM 2.       Identity and Background

              This statement is filed by Katherine M. Ruttenberg, whose business address is The Atrium, 307 South Dithridge Street, Pittsburgh, Pennsylvania 15213.

              Principal Occupation:
                  None

              During the last five (5) years, Mrs. Ruttenberg:

              (a) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and

              (b) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and nor as a result of such proceeding has he become subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

              A separate form 13(d)(1) filing has been made  by  the  Estate of
Harold J. Ruttenberg with respect to ALGI common shares owned   by such  Estate.
Mrs. Ruttenberg serves as Co-Executrix of the Estate of Harold J. Ruttenberg.


ITEM 3.       Source and Amount of Funds or other Consideration

              Not Applicable.

ITEM 4.       Purpose of Transaction

              On April 12, 2000, Mrs. Ruttenberg made gifts of 14,000 shares of stock in the aggregate consisting of gifts of 1,000 shares to each of fourteen relatives.

ITEM 5.       Interest in Securities of the Issuer

              Mrs. Katherine M. Ruttenberg beneficially owns 188,000 shares of ALGI Common Stock. Such shares do not include shares of common stock of ALGI owned by the Estate of Harold J. Ruttenberg of which Mrs. Ruttenberg is a beneficiary and for which Mrs. Ruttenberg serves as Co-Executrix. As noted above, ownership of such shares by the Estate of Harold J. Ruttenberg are the subject of a separate Form 13(d)(1) which has been filed by the Estate.

              Except as set forth herein, no transactions in ALGI Common Stock have been effected by Mrs. Ruttenberg during the last 60 days.

ITEM 6. Contracts, Agreement, Understanding or Relationships with respect to Securities of the Issuer

              There   are  no   contracts,   arrangements,   understandings   or
relationships (legal or otherwise) among Katherine M. Ruttenberg and any other person with respect to securities of ALGI.

ITEM 7.       Material to be Filed as Exhibits

              None.


              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and correct.

Date:  April 24, 2000


                                                /s/ Katherine M. Ruttenberg
                                                --------------------------------
                                                    Katherine M. Ruttenberg